Shearman & Sterling LLP
COMMERCE COURT WEST | SUITE 4405, P.O. BOX 247 | TORONTO | ONTARIO | M5L 1E8
WWW.SHEARMAN.COM | T +1.416.360.8484 | F +1.416.360.2958
January 10, 2007
BY EDGAR
Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628

Re:	Photowatt Technologies Inc. Amendment No. 3 to Registration Statement on Form F-1; File No. 333-137044
Dear Mr. Mancuso:
On behalf of our client, Photowatt Technologies Inc. (“Photowatt”), we hereby acknowledge receipt of the comment letter dated December 20, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Amendment No. 3 filed December 11, 2006.
On behalf of Photowatt, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Photowatt’s responses.
ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

Prospectus Summary, page 1
1.	We reissue prior comment 4 of our letter dated November 1, 2006. If you elect to highlight your strengths in your summary, you should provide equally prominent disclosure of your weaknesses and challenges.

Response: The disclosure has been revised on page 3 in response to this comment.
Our Business Strategy, page 1
2.	From your response to comment 6 of our letter dated November 1, 2006, it is unclear what the purpose and scope of the September 2006 assessment was. With a view toward clarified disclosure, please tell us why the assessment concluded that the issues were “complex” and what indicated that further review was necessary. Also, please provide us a copy of the assessment and any executive summaries or extracts presented to management or the board of directors. In addition, please tell us who is conducting the January 2007 assessment and how you would not have preliminary information regarding the assessment at this time.

Response: The September 2006 assessment was an attempt to document the status of Photowatt’s efforts to independently develop Spheral Solar technology. It identified the key accomplishments to date and the status of the work on the significant technical issues. It also highlighted work done by the external consultant. The September assessment noted that the technical issues were more complex than previously understood. There were more significant technical issues than originally thought, and certain of these issues were not isolated but linked, leading to a need for further review before a definitive conclusion about the prospects for commercialization could be reached.

The January 2007 assessment (actually completed in late December 2006) was conducted by Photowatt’s senior management team in conjunction with the external consultant.

Photowatt has supplementally provided the Commission with a copy of the September 2006 assessment, the January 2007 assessment, the report presented to the board of directors and the summary and recommendations presented to the board of directors.

Many of the issues associated with Photowatt’s efforts to independently develop Photowatt’s Spheral Solar technology have been overtaken by events. The disclosure has been revised to reflect the recent development that Photowatt’s efforts to commercialize the Spheral Solar technology are now expected to occur primarily through its prospective business partnership with Clean Venture 21 Corporation and Fujipream Corporation. In connection with this, the previous references in the disclosure to the September 2006 and January 2007 assessments have been accordingly deleted.
Our Industry, page 2
3.	We note the disclosure you have added from Photon Consulting. Please provide us with support for this data. Clearly mark the relevant sections that support this data. Also tell us whether Photon Consulting has consented to your use of its name and data and whether its report was commissioned by you or prepared specifically for your use.

Response: The disclosure has been revised to delete all references to information in reports prepared by Photon Consulting. These references will be replaced with updated information from Photon Consulting in a future amendment, and Photowatt intends to obtain the consent of Photon Consulting for the use of such updated information. No reports from Photon Consulting have been commissioned by Photowatt or prepared specifically for Photowatt’s use.
The Offering, page 4
4.	Please include the disclosure requested by comment 8 in our letter dated November 1, 2006 regarding the stock option grants in your next amendment or tell us why you believe it is not appropriate to include such disclosure at this time.

Response: The disclosure has been revised on pages 6 and 36 in response to this comment.
Risk Factors, page 9
5.	Please add separate risk factors regarding the minority quorum for shareholder meetings and voting by show of hands mentioned in exhibit 3.2.

Response: A new risk factor entitled “Under our corporate bylaws, you will not have the same rights with respect to shareholder meetings and voting that shareholders of certain U.S. corporations have” has been added on page 27.
Management’s Discussion and Analysis, page 39
Selling and administrative, page 51
6.	We reissue the first sentence of prior comment 15 of our letter dated November 1, 2006. Please quantify the aggregate amount of the incentive compensation increases.

Response: The disclosure has been revised on page 53 in response to this comment.
Liquidity, page 57
7.	We note that you continue to describe your potential joint venture as “currently under consideration.” With a view toward disclosure, please tell us:
•	when you began consideration of the joint venture;

•	what progress you have made in considering the venture;

•	what hurdles remain until you complete your consideration of the venture; and

•	what material terms of the venture have been decided.
Response: Photowatt expects that the signing of a non-binding memorandum of understanding with respect to this potential joint venture is imminent. The disclosure will be revised in a future amendment to reflect developments in the status of the potential joint venture.

Contractual Commitments, page 59
8.	Please expand your response to prior comments 18 and 19 of our letter dated November 1, 2006 to clarify how the agreements are immaterial. Quantify the payments to be made under the agreements, the timing of the payments, the portion of your materials affected, and the importance of the materials to your operations.

Response: Photowatt has supplementally provided the Commission with the requested information in support of the conclusion that these agreements are not material.
Quantitative and Qualitative Disclosure About Market Risk, page 61
9.	We note your response to prior comment 20. With respect to the discussion of the foreign exchange risk, please revise to also disclose the impact of a 10% depreciation of the euro against the U.S. dollar on the translation of your revenue. Refer to Item 305(a)(ii)(A) of Regulation S-K.

Response: The disclosure has been revised on page 63 in response to this comment.
License and Royalty Agreement, page 74
10.	Please avoid using abbreviations, like TPC, where the meaning is not clear from context.

Response: The disclosure has been revised in response to this comment.
Corporate Structure and Organization, page 79
11.	Please clarify the percentage of your ownership of each entity.

Response: The disclosure has been revised on page 84 in response to this comment.
Patents and Trademarks, page 80
12.	Please revise the statement “some of the technology” added in response to prior comment 22 of our letter dated November 1, 2006 to provide more specific information regarding the scope of your patent protection and how you have rights to the technology needed to operate your business. Also clarify the extent of your business that will be affected by patents that expire in the near future.

Response: The disclosure has been revised on page 84 in response to this comment.

Master Separation Agreement, page 83
13.	Please describe the material provisions in exhibit 10.1 regarding the spin off. Also with a view toward disclosure, please tell us ATS’s present plans with regard to the spin off.

Response: The disclosure has been revised on page 90 in response to this comment. ATS has the sole discretion to determine the timing, form, structure and all other terms of any transaction to spin-off or otherwise distribute, by way of one or more transactions, all or a portion of its remaining ownership interest in Photowatt to its common shareholders. ATS will not effect a spin-off that involves an amalgamation of Photowatt with an affiliate of ATS unless ATS has obtained an advance tax ruling from the Canada Revenue Agency reasonably acceptable to ATS’ board of directors to the effect that any dividend received by the amalgamated entity would not be deemed under Section 55(2) of the Income Tax Act (Canada) not to be a dividend received by the amalgamated entity. If ATS determines to effect a spin-off or any other distribution of its interest in Photowatt to its common shareholders, Photowatt is required by the master separation agreement to cooperate with ATS in all respects to complete the transaction and to promptly take any and all actions necessary or desirable to effect the transaction. ATS has no present plans to spin-off or otherwise distribute, by way of one or more transactions, all or a portion of its remaining ownership interest in Photowatt to its common shareholders.
Financial Reporting, page 87
14.	Please expand your response to prior comment 24 of our letter dated November 1, 2006 to explain the practical effect of the provision in the Stockholder Agreement. Also tell us how that effect is consistent with your audit committee’s responsibilities.

Response: The provision of the Shareholder Agreement requiring Photowatt to use the same auditors as appointed by ATS has been deleted, and the disclosure has been revised on page 92 accordingly.
Taxation, 113
Canadian Federal Income Tax Considerations, page 113
15.	We note your response to prior comment 33 of our letter dated November 1, 2006. However, from your current disclosure, it appears you have limited the disclosure to federal income tax matters. Please revise to remove any implication that you have not provide all required tax disclosure.

Response: The disclosure has been revised on pages 118-120 to present Canadian federal tax consequences for U.S. shareholders and U.S. federal income tax consequences for U.S. shareholders, which we believe to be the only material tax consequences for U.S. shareholders.

Acknowledgment
Photowatt acknowledges that (i) Photowatt is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Photowatt may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.
Sincerely,
/s/ Christopher J. Cummings
Christopher J. Cummings
Attachment

cc:	Silvano Ghirardi, Photowatt Technologies Inc. David L. Adams, Photowatt Technologies Inc. Timothy A.G. Andison, Shearman & Sterling LLP